UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December, 2003

Commission File Number: SEC #1-13812

PACIFIC RIM MINING CORP.
(Translation of registrant’s name into English)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934     Yes ☐    No ☒

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated December 17, 2003
99.2	Report of Shareholders with MD&A
99.3	Unaudited Financial Statements for second quarter period ended October 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: December 17, 2003	By:	/s/ Kathryn A. Church
Kathryn A. Church
Corporate Secretary